Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-227065
September 17, 2018

X Financial

        X Financial, or our company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it, by contacting (1) Deutsche Bank Securities Inc., by telephone at +1-800-503-4611 or by emailing prospectus.CPDG@db.com; (2) Morgan Stanley & Co. International plc, by telephone at +1-917-606-8487 or by emailing prospectus@morganstanley.com; (3) China Everbright Securities (HK) Limited, by telephone at +852-2106-8620 or by emailing ecm@ebscn.hk; (4) China Merchants Securities (HK) Co., Ltd., by telephone at +852-3189-6888 or by emailing gcmgroup@cmschina.com.hk; or (5) AMTD Global Markets Limited, by telephone at +852 3163-3288 or by emailing project.montecarlo@amtdglobalmarkets.com. You may also access our company's most recent prospectus dated September 17, 2018, which is included in Amendment No. 3 to our company's registration statement on Form F-1, as filed with the SEC on September 17, 2018, or Amendment No. 3, by visiting EDGAR on the SEC website at:

        https://www.sec.gov/Archives/edgar/data/1725033/000104746918006246/a2236705zf-1a.htm.

        The following information supplements and updates the information contained in the Company's preliminary prospectus dated September 12, 2018. This free writing prospectus reflects the following amendments that were made in Amendment No. 3. All references to page numbers are to page numbers in Amendment No. 3.

(1)   Amended the second paragraph on page 86 as follows:

        Our net tangible book value was approximately $299.7 million, or $1.07 per ordinary share and $2.14 per ADS as of June 30, 2018. Our net tangible book value represents the amount of our total consolidated tangible assets (which is calculated by subtracting net intangible assets, deferred tax assets, and prepaid IPO expenses of US$1.9 million from our total consolidated assets), less the amount of our total consolidated liabilities and non-controlling interest. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the proceeds we will receive from this offering, from the assumed initial public offering price per Class A ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)   Amended the pro forma net tangible book value as of June 30, 2018 in the third paragraph on page 86 as follows:

        Without taking into account any other changes in net tangible book value after June 30, 2018, other than to give effect to our sale of the ADSs offered in this offering, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2018 would have been $396.2 million, or $1.31 per outstanding ordinary share, and $2.62 per ADS.

(3)   Amended the last paragraph on page 86 and the table on page 87 as follows:

        The following table summarizes, as of June 30, 2018, the differences between the shareholders as of June 30, 2018 and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ADS paid at the initial public offering price of $10.00 per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Share Number		Total consideration		Average price Per Ordinary Share*	Average price Per ADS*
	Number	Percentage	Amount	Percentage	USD	USD
Existing shareholders**	280,087,342	92.7%	274,115,527	71.4%	0.98	1.96
New investors***	22,000,000	7.3%	110,000,000	28.6%	5.00	10.00

Total	302,087,342	100.0%	384,115,527	100.0%

*
Assumes an initial public offering price of $10.00 per ADS, the midpoint of the estimated range of the initial public offering price.

**
The total consideration of existing shareholders represents the cumulative amount of historical capital contributions made by existing shareholders.

***
Mr. Baoguo Zhu, beneficially owning all the interest in All Trade Base Investment Limited, one of our principal shareholders, has indicated an interest in purchasing up to US$30.0 million worth of the ADSs representing Class A ordinary shares in this offering at the initial public offering price and on the same terms as the other ADSs being offered. We and the underwriters are currently under no obligation to sell ADSs to Mr. Baoguo Zhu. The calculations in the table do not take into account of Mr. Baoguo Zhu's subscription in this offering, if any.